September 4, 2025

Nathaniel Bradley
Chief Executive Officer
Datavault AI Inc.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

       Re: Datavault AI Inc.
           Registration Statement on Form S-3
           Filed August 27, 2025
           File No. 333-289888
Dear Nathaniel Bradley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David E. Danovitch